SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 7)

            Under the Securities Exchange Act of 1934

                  THE SEIBELS BRUCE GROUP, INC.
                        (Name of Issuer)

              COMMON STOCK, $1 PER SHARE PAR VALUE
                 (Title of Class of Securities)

                           816006-10-0
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                       September 30, 1995
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement
/ /.



                        Page 1 of 7 Pages

CUSIP No. 816006-10-0                             Page 2 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     6,200

8.   SHARED VOTING POWER
     8,350,000

9.   SOLE DISPOSITIVE POWER
     6,200

10.  SHARED DISPOSITIVE POWER
     8,350,200

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     8,356,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     49.99%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 816006-10-0                                  Page 3 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     4,175,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     4,175,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     4,175,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     24.97%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 816006-10-0                                  Page 4 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     4,175,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     4,175,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     4,175,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     24.97%

14.  TYPE OF REPORTING PERSON:
     CO



CUSIP No. 816006-10-0                             Page 5 of 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) /X/
                                                         (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     8,350,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     8,350,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     8,350,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                           / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     49.95%

14.  TYPE OF REPORTING PERSON:
     CO

                                                  Page 6 of 7


                          SCHEDULE 13D
                        (Amendment No. 7)


     NOTE: All capitalized terms used in this Amendment No. 7 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa and Abdullatif Ali Alissa Est. (the "Establishment") on Schedule 13D dated January 11, 1994 and amended by Amendment No. 1 to Schedule 13D dated January 24, 1994, Amendment No. 2 dated June 28, 1994, Amendment No. 3 dated October 19, 1994, Amendment No. 4 dated December 14, 1994, Amendment No. 5 dated February 13, 1995 and Amendment No. 6 dated September 27, 1995. Except as expressly stated below, there have been no material changes in the information contained in such
Schedule 13D, as amended.

Item 4.   Purpose of Transaction

          In a letter to The Seibels Bruce Group, Inc. ("SBGI") dated September 25, 1995, Mr. Alissa demanded registration of the shares of SBGI Common Stock purchased by Mr. Alissa and the Establishment under the Stock Purchase Agreement dated December 22, 1993. In such letter, Mr. Alissa also requested a special meeting of shareholders to be held at the corporate offices of SBGI on December 23, 1995 for the purpose of electing directors.

          In a letter dated September 30, 1995, Mr. Alissa withdrew his request for a shareholders' meeting, provided a certain proposed business transaction were approved. In addition, Mr. Alissa requested payment by SBGI of all principal and interest due to him with respect to the Interest Note issued to Mr. Alissa and the Establishment in connection with the Stock Purchase Agreement.

          If a special meeting is held, Mr. Alissa does not intend to solicit proxies in connection with such special meeting, but intends to vote the shares of Common Stock he beneficially owns for nominee directors he has the right to designate under the Stock Purchase Agreement.
                                                  Page 7 of 7

                           SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this

statement is true, complete and correct.




                                   ABDULLATIF ALI ALISSA EST.



Dated:         9/30/95                   By: /s/ Saad A. Alissa
                                   Saad A. Alissa, President



Dated:         9/30/95                   By:/s/ Saad A. Alissa
                                   Saad A. Alissa, (Individually)



                                   GENERAL INVESTORS LIMITED



Dated:         9/30/95                      By:/s/ Saad A. Alissa
                                   Saad A. Alissa, Secretary



                                   FINANCIAL INVESTORS LIMITED



Dated:         9/30/95                   By:/s/ Saad A. Alissa
                                   Saad A. Alissa, Secretary